Exhibit 99.1

Stock Exchange Announcement

Notice convening the annual general meeting of Cadeler A/S

Copenhagen, 26 March 2024: The Board of Directors hereby convenes the annual general meeting of Cadeler A/S (the “Company” or “Cadeler”) to be held on Tuesday, 23 April 2024 at 14:00 (CEST).

Agenda for the annual general meeting

1.	The general meeting’s election of the chair of the general meeting

2.	The Board of Directors’ report on the Company’s activities in the past financial year

3.	Presentation and adoption of the Annual Report for 2023

4.	Distribution of profits or covering of losses according to the annual report adopted

5.	Presentation and adoption of the annual remuneration report for 2023

6.	Resolution to grant discharge of liability to the Board of Directors and the Executive Management

7.	Approval of remuneration of the Board of Directors for the current financial year

8.	Election of members to the Board of Directors, including Chairman and Vice Chairman

a.	Re-election of Ditlev Wedell-Wedellsborg and election of Colette Cohen as members of the Board of Directors for a period of two years

b.	Re-election of Andreas Sohmen-Pao as Chairman of the Board of Directors for a period of one year

c.	Re-election of Emanuele Lauro as Vice Chairman of the Board of Directors for a period of one year

9.	Election of members to the Nomination Committee

10.	Appointment of auditor

11.	Authorisation to acquire treasury shares

12.	Proposals from the Board of Directors or shareholders

a.	Proposal to amend the Articles of Association with a new Article 3.1 regarding a new authorisation to increase the share capital without pre-emptive rights at market price

b.	Proposal to amend the Articles of Association with a new Article 3.2 regarding a new authorisation to increase the share capital with pre-emptive rights, which may be below market price

c.	Proposal to amend the Articles of Association with a new Article 3.6 regarding combined maximum authorisation to increase the share capital

d.	Approval of the Remuneration Policy

e.	Indemnification of the Board of Directors and the Executive Management

(1)	Indemnification of the Board of Directors

(2)	Indemnification of the Executive Management

(3)	Amendment of the Articles of Association

(4)	Amendment to the Remuneration Policy

f.	Amendments to the Articles of Association due to expiry of an authorisation

13.	Any other business

Attached is the Notice convening the annual general meeting containing the agenda, the complete proposals and the applicable deadlines as well as Appendix 1: Description of the nominated candidates’ qualifications, including information on other management positions held by the nominated candidates and Appendix 2: The proposed remuneration policy.

Please see the attached file or visit the Company’s website: https://www.cadeler.com/investor.

For further information, please contact:

Mikkel Gleerup

CEO, Cadeler

+45 3246 3102

mikkel.gleerup@cadeler.com

About Cadeler:

Cadeler is a key supplier of offshore wind installation, operations, and maintenance services. Cadeler is a pure play company, solely operating in the offshore wind industry with an uncompromising focus on safety and the environment. Cadeler’s experience as provider of high-quality offshore wind support services, combined with innovative vessel designs, positions the company to deliver exceptional services to the industry. Cadeler is committed to enabling the global energy transition towards a future built on renewable energy. Cadeler is listed on the Oslo Stock Exchange (ticker: CADLR) and the New York Stock Exchange (ticker: CDLR).

For more information, please visit www.cadeler.com

Notice convening the annual general meeting of Cadeler A/S

The Board of Directors hereby convenes the annual general meeting of Cadeler A/S, company registration (CVR) no. 31 18 05 03 (“Cadeler” or the “Company”), to be held on

Tuesday, 23 April 2024 at 14:00 (CEST)

at the offices of Gorrissen Federspiel, Axel Towers, Axeltorv 2, 1609 Copenhagen V, Denmark.

Agenda

1.	The general meeting’s election of the chair of the general meeting

2.	The Board of Directors’ report on the Company’s activities in the past financial year

3.	Presentation and adoption of the Annual Report for 2023

4.	Distribution of profits or covering of losses according to the annual report adopted

5.	Presentation and adoption of the annual remuneration report for 2023

6.	Resolution to grant discharge of liability to the Board of Directors and the Executive Management

7.	Approval of remuneration of the Board of Directors for the current financial year

8.	Election of members to the Board of Directors, including Chairman and Vice Chairman

a.	Re-election of Ditlev Wedell-Wedellsborg and election of Colette Cohen as members of the Board of Directors for a period of two years

b.	Re-election of Andreas Sohmen-Pao as Chairman of the Board of Directors for a period of one year

c.	Re-election of Emanuele Lauro as Vice Chairman of the Board of Directors for a period of one year

9.	Election of members to the Nomination Committee

10.	Appointment of auditor

11.	Authorisation to acquire treasury shares

12.	Proposals from the Board of Directors or shareholders

a.	Proposal to amend the Articles of Association with a new Article 3.1 regarding a new authorisation to increase the share capital without pre-emptive rights at market price

b.	Proposal to amend the Articles of Association with a new Article 3.2 regarding a new authorisation to increase the share capital with pre-emptive rights, which may be below market price

c.	Proposal to amend the Articles of Association with a new Article 3.6 regarding combined maximum authorisation to increase the share capital

d.	Approval of the Remuneration Policy

e.	Indemnification of the Board of Directors and the Executive Management

(1)	Indemnification of the Board of Directors

(2)	Indemnification of the Executive Management

(3)	Amendment of the Articles of Association

(4)	Amendment to the Remuneration Policy

f.	Amendments to the Articles of Association due to expiry of an authorisation

13.	Any other business

***

Agenda with complete proposals

Item 1 – The general meeting’s election of the chair of the general meeting

The Board of Directors proposes that the general meeting elects attorney-at-law Chantal Pernille Patel Simonsen as chair of the annual general meeting.

Item 2 – The Board of Directors’ report on the Company’s activities in the past financial year

The Board of Directors proposes that the annual general meeting takes note of the Board of Directors’ report on the Company’s activities in 2023.

Item 3 – Presentation and adoption of Annual Report for 2023

The Board of Directors proposes that the annual general meeting adopts the Company’s Annual Report for 2023.

The Annual Report for 2023 is available on the Company’s website.

Item 4 – Distribution of profits or covering of losses according to the annual report adopted

The Board of Directors proposes that no dividend is paid to shareholders for the financial year ended 31 December 2023, and that the profit of EUR 11,498 thousand related to the financial year ended 31 December 2023 is carried forward.

Item 5 – Presentation and adoption of the annual remuneration report for 2023

The Company has prepared a remuneration report for 2023, which is presented to the annual general meeting for an advisory vote in accordance with the requirements of section 139 b of the Danish Companies Act.

The remuneration report for 2023 is available on the Company’s website.

Item 6 – Resolution to grant discharge of liability to the Board of Directors and the Executive Management

The Board of Directors proposes that the annual general meeting grant discharge of liability to members of the Board of Directors and the Executive Management for liability towards the Company in relation to the approved Annual Report for 2023.

Item 7 – Approval of remuneration of the Board of Directors for the current financial year

Based on a recommendation from the Nomination Committee in accordance with section 8.1 of the Articles of Association, the Board of Directors proposes that the annual general meeting approves the following remuneration levels for the members of the Board of Directors as well as the Audit Committee, the Remuneration Committee and the Nomination Committee, respectively, for the financial year 2024:

Position	Fee (USD)
Members of the Board of Directors – Base fee	90,000
The Chair of the Board of Directors (in addition to the base fee)	90,000
The Vice Chair of the Board of Directors (in addition to the base fee)*	45,000
Chair of the Audit Committee (in addition to the base fee)	20,000
Ordinary members of the Audit Committee (in addition to the base fee)	10,000
All members, including the Chair, of the Remuneration Committee (in addition to the base fee)	10,000
All members, including the Chair, of the Nomination Committee	2,500

*Please note that the additional fee to the Vice Chair of the Board of Directors is subject to approval of the Remuneration Policy under item 12.d.

It is expected that Chair of the Board Andreas Sohmen-Pao, if re-elected as Chair of the Board pursuant to Item 8.b, will waive his board fee in accordance with prior years’ practice and that Emanuele Lauro, if re-elected as Vice Chair of the Board pursuant to item 8.c will waive his board fee.

In addition to the fees stated above, the Company may cover social duties and other taxes imposed on board members by foreign authorities in relation to the board fee received. Further, the Company may reimburse reasonable expenses incurred in connection with participation in board meetings, e.g. travel and accommodation expenses.

Item 8 – Election of members to the Board of Directors, including Chairman and Vice Chairman

Item 8.a – Re-election of Ditlev Wedell-Wedellsborg and election of Colette Cohen as members of the Board of Directors for a period of two years

Ditlev Wedell-Wedellsborg and Jesper Lok were elected as members of the Board of Directors at the Company’s annual general meeting in 2022. Ditlev Wedell-Wedellsborg is up for re-election at this year’s annual general meeting. Jesper Lok has chosen not to seek re-election at this year's annual general meeting.

Andreas Sohmen-Pao and Andrea Abt were elected at the Company’s annual general meeting in 2023, and Emanuele Lauro and James Nish were elected at the Company’s extraordinary general meeting in February 2024. Accordingly, these four members of the Board of Directors are not up for re-election until next year’s annual general meeting.

The Nomination Committee proposes to re-elect Ditlev Wedell-Wedellsborg as member of the Board of Directors for a period of two years and to elect Colette Cohen as a new member of the Board of directors for a period of two years.

Please see Appendix 1 for a description of the nominated candidate’s qualifications, including information on other management positions held by the nominated candidate.

Item 8.b – Re-election of Andreas Sohmen-Pao as Chairman of the Board of Directors for a period of one year

The Nomination Committee proposes to re-elect Andreas Sohmen-Pao as Chairman of the Board of Directors for a period of one year.

Please see Appendix 1 for a description of the nominated candidate’s qualifications, including information on other management positions held by the nominated candidate.

Item 8.c – Re-election of Emanuele Lauro as Vice Chairman of the Board of Directors for a period of one year

The Nomination Committee proposes to re-elect Emanuele Lauro as Vice Chairman of the Board of Directors for a period of one year.

Please see Appendix 1 for a description of the nominated candidate’s qualifications, including information on other management positions held by the nominated candidate.

Item 9 – Election of members to the Nomination Committee

Bjarte Bøe and Elaine Yew Wen Suen were elected as members of the Nomination Committee at the Company’s annual general meeting in 2022 and are therefore up for re-election at this year’s annual general meeting.

Sophie Smith was elected as member and Chair of the Nomination Committee at the annual general meeting in 2023 for a period of two years and is accordingly not up for re-election until next year.

The Nomination Committee proposes to elect Bjarte Bøe and Elaine Yew Wen Suen as members of the Nomination Committee for a period of two years.

Please see Appendix 1 for a description of the nominated candidates’ qualifications, including information on other management positions held by the nominated candidates.

No proposal has been made for any other candidates to the Nomination Committee.

Item 10 – Appointment of auditor

In accordance with the Audit Committee’s recommendation the Board of Directors proposes re-election of EY Godkendt Revisionspartnerselskab, CVR no. 30 70 02 28, as the Company’s auditor in respect of statutory financial and sustainability reporting. The Audit Committee’s recommendation has not been influenced by third parties, nor has it been subject to any contractual obligation restricting the annual general meeting’s choice of certain auditors or audit firms.

Item 11 – Authorisation to acquire treasury shares

The Board of Directors proposes to authorise the Board of Directors to acquire treasury shares in the period until 22 April 2028, on one or more occasions, with a total nominal value of up to 10% of the share capital of the Company, for so long as the Company’s holding of treasury shares after such acquisition does not exceed 10% of the Company’s share capital. The consideration may not deviate more than 10% from the official price quoted on Oslo Børs or New York Stock Exchange at the date of the agreement or acquisition.

Item 12 – Proposals from the Board of Directors or shareholders

Item 12.a – Proposal to amend the Articles of Association with a new Article 3.1 regarding a new authorisation to increase the share capital without pre-emptive rights at market price

The current authorisation in Article 3.1 in the Articles of Association has been fully exercised. To provide flexibility to execute on the Company’s growth strategy to acquire additional vessels and/or potential M&A acquisitions, the Board of Directors proposes to adopt a new authorisation in Article 3.1 to increase the Company’s share capital with nominally DKK 70,185,000 equal to approximately 20% of the current share capital without pre-emptive rights for the existing shareholders at market price until 22 April 2026.

The current Article 3.1 of the Articles of Association’s will be replaced with a new Article 3.1 reading as follows:

In Danish: “Bestyrelsen er i perioden indtil 22. april 2026 bemyndiget til uden fortegningsret for selskabets eksisterende aktionærer at forhøje selskabets aktiekapital ad én eller flere gange med i alt op til nominelt kr. 70.185.000. Forhøjelsen skal ske til minimum markedskurs og kan ske ved kontant betaling, konvertering af gæld eller ved apportindskud.”

In English: “The Board is, until 22 April 2026, authorised to increase the share capital of the Company in one or more issues without pre-emption rights for the Company’s existing shareholders by up to a nominal amount of DKK 70,185,000. The capital increase shall take place at or above market price and may be effected by cash payment, conversion of debt or by contribution of assets other than cash.”

If the proposal is adopted, the current Article 3.1 and 3.1.1 will be deleted and replaced by the above.

Under item 12.c, the Board of Directors proposes that the proposed authorisations under item 12.a and item 12.b is subject to a combined cap under which the combined increase in share capital under the proposed authorisations in item 12.a and item 12.b may not exceed nominally DKK 70,185,000 equal to approximately 20% of the current share capital.

Item 12.b – Proposal to amend the Articles of Association with a new Article 3.2 regarding a new authorisation to increase the share capital with pre-emptive rights, which may be below market price

As the current authorisation in Article 3.1 of the Articles of Association has been fully exercised, the combined cap in Article 3.6 for the current authorisations in Article 3.1 and Article 3.2 has been reached. For the same reasons as set out in item 12.a, the Board of Directors proposes to authorise the Board of Directors to increase the Company’s share capital with up to nominally DKK 70,185,000 equal to approximately 20% of the share capital with pre-emptive rights for the existing shareholders at or below market price in Article 3.2 of the Company’s Articles of Association until 22 April 2026.

The current Article 3.2 of the Articles of Association will be replaced with a new Article 3.2 reading as follows:

In Danish: “Bestyrelsen er i perioden indtil den 22. april 2026 bemyndiget til med fortegningsret for selskabets eksisterende aktionærer at forhøje selskabets aktiekapital ad én eller flere gange med i alt op til nominelt kr. 70.185.000. Forhøjelsen kan ske ved kontant betaling og tegningskursen fastsættes af bestyrelsen og kan være lavere end markedskursen.”

In English: “The Board is, until 22 April 2026, authorised to increase the share capital of the Company in one or more issues of new shares with pre-emption rights for the Company’s existing shareholders by up to a nominal amount up to DKK 70,185,000. The capital increase shall take place by cash payment at a subscription price to be determined by the Board of Directors, which may be below market price.”

If the proposal is adopted, the current Article 3.2 will be deleted and replaced by the above.

Under item 12.c, the Board of Directors proposes that the proposed authorisations under item 12.a and item 12.b is subject to a combined cap under which the combined increase in share capital under the proposed authorisations in item 12.a and item 12.b may not exceed nominally DKK 70,185,000 equal to approximately 20% of the current share capital.

Item 12.c – Proposal to amend the Articles of Association with a new Article 3.6 regarding combined maximum authorisation to increase the share capital

The Board of Directors proposes to adopt a new Article 3.6 to the Company’s Articles of Association limiting the combined maximum authorisation to increase the Company’s share capital under the proposals in item 12.a and item 12.b to a combined total of nominally DKK 70,185,000 equal to approximately 20% of the current share capital, which will replace the current Article 3.6 of the Articles of Association.

The Articles of Association will be amended with a new Article 3.6 to replace the current Article 3.6 as follows:

In Danish: “Forhøjelser af selskabet aktiekapital, som bestyrelsens er bemyndiget til at foretage under vedtægternes punkt 3.1 og 3.2, må ikke samlet overstige nominelt kr. 70.185.000.”

In English: “The capital increases that the Board of Directors are authorised to carry out pursuant to Articles 3.1 and 3.2 may not exceed a nominal amount of DKK 70,185,000.”

Item 12.d – Approval of the Remuneration Policy

The Company’s Remuneration Policy was latest approved at the general meeting held on 26 October 2020, and therefore the full Remuneration Policy is subject to approval by the general meeting in 2024 in accordance with the Danish Companies Act. In connection herewith, the Board of Directors and the Remuneration Committee have carried out a general review of the Remuneration Policy.

Accordingly, the Board of Directors proposes to adopt the enclosed full Remuneration Policy with the following changes:

•	Board fee to the Vice Chairman
o	Amendment to Company’s Remuneration Policy to provide for an option to award additional remuneration to the Vice Chairman of the Board of Directors for the extended duties held by the Vice Chairman. It is proposed that the Vice Chairman may receive an additional fixed fee of up to two times the fixed annual base fee.

•	Change of control provisions
o	Amendment of the remuneration framework of the Executive Management to allow the Board of Directors to enter into agreements providing for an extended notice period, increased compensation for termination and/or in case of a change of control, and/or acceleration of vesting or exercise periods of share-based remuneration in case of a change of control.

•	Clarification of maximum annual value of variable remuneration for the Executive Management
o	Amendment to the wording regarding maximum annual value of variable remuneration to the members of the Executive Management for clarification purposes with no change intended.

•	Amendment of scope
o	Amendment of the scope of persons covered by the Remuneration Policy has been updated to also include the Company’s executive leadership team.

o	Additionally, in relation to employee retention incentives the wording has been amended to exclude the maximum value to provide the Company flexibility in this regard.

•	Indemnification of the Board of Directors and Executive Management
o	The Board of Directors has under item 12.e proposed that the general meeting adopts an indemnification scheme for the Board of Directors and the Executive Management. As a consequence, the Board of Directors has under item 12.e.(4) proposed to amend the Remuneration Policy if the proposals under 12.e.(1) and/or 12.e.(2) are adopted.

The complete Remuneration Policy with the amendments proposed is enclosed as Appendix 2. Please note that the wording proposed to be separately adopted and included under item 12.e.(4) is also included in Appendix 2.

Item 12.e – Indemnification of the Board of Directors and the Executive Management

The Board of Directors proposes for the general meeting to approve a scheme for indemnification of the Company’s Board of Directors and Executive Management to the fullest extent permitted by applicable law in situations where there is no or inadequate coverage under the Company’s directors and officers (“D&O”) insurance (the “Indemnification Scheme”) and that the Indemnification Scheme be reflected in the Company’s Remuneration Policy and the Company’s Articles of Association.

With reference to the business environment in which the Company operates and the current insurance markets, the Board of Directors find it to be in the best interest of the Company and the Company’s shareholders to offer liability coverage for the members of the Board of Directors and the Executive Management through a combination of the Indemnification Scheme and customary D&O insurance. Collectively, the two is intended to provide for adequate protection to members of the Board of Directors and the Executive Management serving and taking decisions for the Company and further contribute to ensuring that the Company continues to be able to attract and retain qualified and suitable candidates for its Board of Directors and Executive Management.

The Indemnification Scheme is intended to cover claims raised against the members of the Board of Directors and the Executive Management in the discharge of their duties and any related defence and investigation cost to the fullest extent possible, in each case subject to certain conditions as further described below.

If claims are covered by D&O insurance, indemnification under the Indemnification Scheme shall not be available. The Indemnification Scheme will only cover those matters not covered by any applicable D&O insurance and matters exceeding the coverage under any applicable D&O insurance scheme. Indemnification under the Indemnification Scheme is not conditional upon any coverage under D&O insurance or other sources first being exhausted.

Reference is also made to the transaction specific indemnification scheme adopted by the general meeting on 14 July 2023 in relation to the business combination with Eneti Inc. which is proposed to be supplemented by the Indemnification Scheme described herein.

Item 12.e.(1) – Indemnification of the Board of Directors

The Board of Directors proposes that the Indemnification Scheme for indemnification of the members of the Board of Directors is adopted by the general meeting.

It is the Company’s policy to take out D&O liability insurance on such terms and conditions as the Company considers appropriate from time to time. It is further the Company’s policy to supplement any D&O insurance with an indemnification scheme that allows for indemnification of current, former and future members of the Company’s Board of Directors.

Under the Indemnification Scheme the Company undertakes to indemnify and hold harmless each member of the Board of Directors from and against losses including any costs, expenses and potential tax liabilities associated therewith incurred by such member of the Board of Directors and arising out of such person’s discharge of his/her duties as a board member of the Company.

The Indemnification Scheme will cover claims arising out of circumstances or events having occurred after 23 April 2024 but no later than 30 June 2028.

The Indemnification Scheme is adopted to the individual board member only and no third party shall be entitled to rely on or derive any benefits from the Indemnification Scheme or have any recourse against the Company on account of the Indemnification Scheme.

Excluded from coverage under the Indemnification Scheme are losses etc., derived from:

i.	Any claims if and to the extent covered by insurance taken out by the Company, including any applicable D&O insurance, for the avoidance of doubt, it being understood that the Indemnification Scheme may also cover claims not covered in whole or in part by any such insurance;
ii.	Any claims raised against a board member arising out of such board member’s wilful misconduct, gross negligence or improper acts or omissions (in Danish “utilbørlige dispositioner”);
iii.	Any claims raised against a board member by the Company or a subsidiary of the Company;
iv.	Any sanctioned offence under applicable criminal law committed by a board member, to the extent such losses, etc., constitute penal sanctions, including fines or related defence costs; and
v.	Any other claims, if and to the extent it would be inconsistent with applicable law to offer the benefits of the Indemnification Scheme to the board member.

The Board of Directors shall administer and implement the Indemnification Scheme, including by laying down the detailed terms and conditions and defining monetary thresholds and other limits to the scope of coverage, in each case consistent with the resolution approved by the general meeting. The individual board member is covered by the Indemnification Scheme only to the extent provided for in such detailed terms and conditions communicated to the board member. The Board of Directors is further authorised to take any decision in relation to the Indemnification Scheme. In this context, the Board of Directors may determine whether a claim is comprised by the Indemnification Scheme and/or refer such determination and/or any other specific decisions related to the Indemnification Scheme to a third-party expert.

The Indemnification Scheme will, if adopted, be implemented and managed by the Board of Directors in accordance with the resolution approved by the general meeting

Item 12.e.(2) – Indemnification of the Executive Management

The Board of Directors proposes that the general meeting approves the Indemnification Scheme to also be extended to existing, former and future members of the Executive Management of the Company. The Indemnification Scheme for the Executive Management shall be subject to the same terms as set out in respect of the Board of Directors under item 12.e.(1).

The Board of Directors shall implement and manage the Indemnification Scheme for the members of the Executive Management, including by laying down the detailed terms and conditions, monetary thresholds and other limits to scope of coverage, in accordance with the resolution adopted by the general meeting. The individual member of the Executive Management will be covered by the Indemnification Scheme only to the extent provided for in such detailed terms and conditions communicated to such member. The Board of Directors is further authorised to take any decision in relation to the Indemnification Scheme for the Executive Management. In this context the Board of Directors may determine whether a claim is comprised by the Indemnification Scheme and/or refer such determination and/or any other specific decision related to the Indemnification Scheme to a third-part expert.

For the avoidance of doubt, the Company may adopt indemnification arrangements for other employees including other executive leadership team members, which may be subject to terms and conditions which vary from the Indemnification Scheme.

Item 12.e.(3) – Amendment of the Articles of Association

The Board of Directors proposes that the adoption of the Indemnification Scheme for indemnification of the members of the Board of Directors and the Executive Management is reflected in the Articles of Association, in each case to the extent and subject to approvals of the resolutions proposed under items 12.e.(1) and 12.e.(2), respectively.

The Board of Directors consequently proposes that the following is included in the Articles of Association in a new section 11 as a new Article 11.1:

In Danish:

“Skadesløsholdelse

Selskabets generalforsamling har vedtaget en ordning for skadesløsholdelse af nuværende, tidligere og fremtidige medlemmer af Bestyrelsen og Direktionen for tab herunder omkostninger, udgifter og eventuelle skatteforpligtelser i forbindelse hermed, som sådanne personer måtte pådrage sig i forbindelse med udførelsen af deres opgaver som medlem af Bestyrelsen eller Direktionen. Ordningen for skadesløsholdelse implementeres og administreres af Bestyrelsen i overensstemmelse med generalforsamlingens beslutning.”

In English:

“Indemnification Scheme

The Company’s general meeting has adopted a resolution approving a scheme for indemnification of current, former and future members of the Board of Directors and Executive Management in respect of losses including any costs, expenses and potential tax liabilities associated therewith incurred by such persons arising out of the discharge of their duties as a member of the Board of Directors or Executive Management. The indemnification scheme is implemented and managed by the Board of Directors in accordance with the resolution of the general meeting.”

If the proposal is adopted, a new section 11 and a new article 11.1 will be included in the Articles of Association and the current sections 11, 12, 13, 14 and 15 will be renumbered accordingly.

Item 12.e.(4) – Amendment to the Remuneration Policy

The Board of Directors proposes that the general meeting adopts an amendment to the Company’s Remuneration Policy regarding the adopted indemnification scheme, in each case to the extent and subject to approvals of the resolutions proposed under items 12.e.(1) and 12.e.(2), respectively.

The Board of Directors proposes that the general meeting adopts the following wording as a new section 6 to its Remuneration Policy – reference is made to Appendix 2 for the Remuneration Policy proposed for adoption under item 12.d:

“It is the Company’s policy to take out D&O liability insurance on such terms and conditions as the Company considers appropriate from time to time. It is further the Company’s policy to supplement any D&O insurance with an indemnification scheme that allows for indemnification of current, former and future members of the Company’s board of directors and executive management.

Under the indemnification scheme the Company undertakes to indemnify and hold harmless each member of the board of directors and the executive management from and against losses including any costs, expenses and potential tax liabilities associated therewith incurred by such member of the board of directors or executive management and arising out of such person’s discharge of his/her duties as a board member or executive manager of the Company.

The indemnification scheme will cover claims arising out of circumstances or events having occurred after 23 April 2024 but no later than 30 June 2028.

The indemnification scheme is adopted to the individual board member or executive manager and no third party shall be entitled to rely on or derive any benefits from the indemnification scheme or have any recourse against the Company on account of the indemnification scheme.

Excluded from coverage under the indemnification scheme are losses etc., derived from:

(i)	Any claims if and to the extent covered by insurance take out by the Company, including any applicable D&O insurance, for the avoidance of doubt, it being understood that the indemnification scheme may also cover claims not covered in whole or in part by any such insurance;

(ii)	Any claims raised against a board member or executive manager arising out of such person’s wilful misconduct, gross negligence or improper acts or omissions (in Danish “utilbørlige dispositioner”);

(iii)	Any claims raised against a board member or executive manager by the Company or a subsidiary of the Company;

(iv)	Any sanctioned offence under applicable criminal law committed by a board member or executive manager, to the extent such losses, etc., constitute penal sanctions, including fines or related defence costs; and

(v)	Any other claims, if and to the extent it would be inconsistent with applicable law to offer the benefits of the indemnification scheme to the board member or executive manager.

The board of directors shall administer and implement the indemnification scheme, including by laying down the detailed terms and conditions and defining monetary thresholds and other limits to the scope of coverage, in each case consistent with the resolution approved by the general meeting on 23 April 2024. The individual board member or executive manager is covered by the indemnification scheme only to the extent provided for in such detailed terms and conditions communicated to the board member or executive manager. The board of directors is further authorised to take any decision in relation to the indemnification scheme. In this context, the board of directors may determine whether a claim is comprised by the indemnification scheme and/or refer such determination and/or any other specific decisions related to the indemnification scheme to a third-party expert.”

Item 12.f – Amendments to the Articles of Association due to expiry of an authorisation

The Board of Directors proposes to amend the Articles of Association due to expiry of the authorisation included in Article 3.4. The Board of Directors proposes that Articles 3.4 and 3.4.1 are deleted and that Articles 3.5 and 3.6 are renumbered accordingly.

As a consequence of the deletion proposed, reference to Article 3.4 will be deleted from the current Article 3.5, if the proposal is adopted.

-oOo-

Adoption requirements

Adoption of the proposals under agenda items 12.a, 12.b, 12.c, 12.e.(3) and 12.f require at least 2/3 of the votes and of the share capital represented at the general meeting. The remaining proposals on the agenda may be adopted by a simple majority of votes. The Remuneration Report under item 5 is subject to an advisory vote only.

Share capital and voting rights

As at the date hereof, the Company’s share capital amounts to nominally DKK 350,929,868 divided into 350,929,868 shares of DKK 1 each. Each share of DKK 1 is entitled to one vote.

The right of a shareholder to attend a general meeting and to vote in respect of his/her shares is determined on the basis of the shares held by the shareholder at the record date. The shareholding and voting rights are calculated on the basis of entries in the shareholders’ register and any notice of ownership received by the Company for the purpose of registration in the shareholders’ register.

The record date is Tuesday, 16 April 2024.

Furthermore, attendance is subject to the shareholder having registered his/her participation by obtaining an admission card as described below.

How to obtain an admission card

Shareholders, who are entitled to attend the annual general meeting and wish to attend the annual general meeting, must order an admission card no later than on Friday, 19 April 2024 at 12:00 (CEST).

An admission card may be ordered as follows:

•	by completing, signing and returning the registration form (which may be downloaded from the Company’s website, https://www.cadeler.com/investor, by email to vote@dnb.no or by regular mail to DNB Bank ASA, Registrar’s Department, P.O. Box 1600 Sentrum, 0021 Oslo, Norway.

A shareholder or his/her proxy holder may attend the general meeting together with an advisor, provided that notification of the advisor’s participation has been timely provided.

A confirmation of registration will be sent by email to the email address provided by the shareholder upon registration of participation. Confirmation of the registration must be presented at the annual general meeting.

How to submit a proxy

Shareholders that have ordered an admission card may attend the annual general meeting in person or by proxy. The proxy form (which is the same form used for voting by correspondence) is available on the Company’s website, https://www.cadeler.com/investor.

Proxy forms must be received by DNB Bank ASA, Registrar’s Department no later than Friday, 19 April 2024 at 12:00 (CEST).

A proxy may be granted as follows:

•	by completing, signing and returning a proxy form (which may be downloaded from the Company’s website, https://www.cadeler.com/investor) by email to vote@dnb.no, or
•	by regular mail to DNB Bank ASA, Registrar’s Department, P.O. Box 1600 Sentrum, 0021 Oslo, Norway.

A shareholder can either vote by proxy or correspondence, but not both. The right to attend and vote by proxy must be evidenced by proper identification. To the extent proper identification of the shareholder is not presented, attendance and/or voting may be denied.

How to vote by correspondence (postal voting)

Shareholders who are entitled to participate in the annual general meeting are also entitled to vote by correspondence. The voting form (which is the same form used for granting a proxy) is available on the Company’s website, https://www.cadeler.com/investor.

Written votes must be received by DNB Bank ASA, Registrar’s Department no later than Friday, 19 April 2024 at 12:00 (CEST).

A written vote may be submitted as follows:

•	by completing, signing and returning a vote by correspondence form (which may be downloaded from the Company’s website, https://www.cadeler.com/investor) by email to vote@dnb.no, or
•	by regular mail to DNB Bank ASA, Registrar’s Department, P.O. Box 1600 Sentrum, 0021 Oslo, Norway.

Webcast

The Company will in connection with the annual general meeting make a live webcast of the annual general meeting available to the shareholders requesting access hereto.

It will be possible to ask questions to the Company concerning the agenda during the webcast, however, it will not be possible to formally attend and vote through the webcast. Votes may be cast by proxy, voting by correspondence or in person as described above.

Shareholders, who wish to participate in the webcast, must submit a written request via email to InvestorRelations@cadeler.com no later than Friday, 19 April 2024 at 23:59 (CEST).

For more information, please see the information sheet at the Company’s website: https://www.cadeler.com/investor.

Additional information

Until and including the date of the general meeting, the following additional information will be available on the Company’s website, https://www.cadeler.com/investor:

•	Notice of the general meeting, including the agenda and the complete proposals.
•	Any other documents to be presented at the general meeting.

•	Other documents for the use of the annual general meeting, including the proxy/voting by correspondence form and the registration form.
•	The total number of shares and voting rights on the date of the notice.

Information concerning matters in relation to personal data protection is available on the Company’s website, and reference is made to the Company’s Policy on personal data and cookies and Information on matters in relation to personal data protection.

On the day of the general meeting, the doors and registration of participation will open at 13:30 (CEST).

Questions from the shareholders

Shareholders may ask questions to the Board of Directors and the Executive Management at the annual general meeting. Prior to the general meeting, shareholders may submit questions concerning the agenda or the documents to be considered at the general meeting in writing to the Company by email to InvestorRelations@cadeler.com or by post to Investor Relations, Cadeler A/S, Kalvebod Brygge 43, 1560 Copenhagen V, Denmark.

Language

The general meeting will be conducted in English in accordance with Article 4.8 of the Company’s Articles of Association.

Personal data

The Company processes personal information about its shareholders as part of the administration of the Company’s register of shareholders and other communications. The following information is processed: Name, address, contact information, share account number, shareholding and participation in events. Furthermore, the general meeting may be transmitted by webcast. You can read more about how the Company processes personal information in the Company’s information sheet on data protection in connection with general meetings, which is available on the Company’s website, https://www.cadeler.com/investor.

Copenhagen, 26 March 2024

Cadeler A/S

The Board of Directors

Appendix 1

Candidates for the Board of Directors

	Proposed re-elected as Chairman	Proposed re-elected as Vice Chairman	Proposed re-elected as member

	Andreas Sohmen-Pao Chairman of the Board Born 1971, Austrian Elected for the first time in 2021	Emanuele Lauro Vice Chairman of the Board Born 1978, Italian Elected for the first time in 2024	Ditlev Wedell-Wedellsborg Board member Born 1961, Danish Elected for the first time in 2020
Indenpendency assessment	Non-independent	Non-independent	Independent
Board commitees	▪ Member of the Remuneration Committee	▪ N/A	▪ N/A
Other appointments and board positions

▪ BW Group, chairman

▪ BW Offshore Ltd., chairman

▪ BW Energy Ltd., chairman

▪ BW LPG Ltd., chairman

▪ BW Epic Kosan Ltd., chairman

▪ BW Water Pte, Ltdm chairman

▪ Hafnia Ltd., chairman

▪ Navigator Holdings, member of the board of directors

▪ Global Centre for Maritime Decarbonisation, chairman

▪ Golden Alpha Pte. Ltd., chairman

▪ Inchona Services Limited, president

▪ Lloyd’s Register Foundation, trustee

▪ Scorpio Tankers Inc., chairman,

▪ Scorpio Holdings Limited, director,

▪ Member of the London Advisory Board-Fordham University, New York, USA,

▪ Monaco Chamber of Shipping, president.

▪ Scorpio Tankers Inc., chief executive officer,

▪ Scorpio Holdings Limited, chief executive officer.

▪ Weco Invest A/S, member of the board and CEO

▪ Vind A/S, chair

▪ Wessel & Vett Foundation, chair

▪ Donau Agro Invest P/S, board member

▪ Damptech A/S, board member

▪ AeroGuest ApS, board member

▪ EQ-proof Holding ApS

▪ Aquitas, advisor

Special qualifications

▪ Mr. Sohmen-Pao has held several leadership and board positions in listed companies and has extensive experience in the global shipping and offshore industry

▪ Honours degree in Oriental Studies from Oxford University and an MBA from Harvard Business School.

▪ Mr. Lauro has extensive experience within the shipping industry and has held various senior management positions in the industry.

▪ Mr. Lauro is the founder of Scorpio Tankers Inc., and he has experience with founding and developing several ventures, including e.g. the Scorpio Pools, which became a leading ship manager of more than 250 vessels in the international markets. In 2013, Mr. Lauro founded Scorpio Bulkers Inc., which in February 2021 was renamed Eneti Inc. and has served as both Chairman and Chief Executive Officer of Eneti Inc.

▪ Mr. Lauro has a degree in international business from the European Business School, London.

▪ Extensive experience in the shipping industry and has held various senior management and board positions in this and other industries.

Proposed elected as new member of the Board of Directors

Colette Cohen Proposed new member of the Board Born 1968, Irish & British
Indenpendency assessment	Independent
Board commitees	▪ N/A
Other appointments and board positions	▪ BlueNord, board member ▪ DeepOcean Group, board member ▪ Technip Energies, board member ▪ Forth Ports, non-executive director
Special qualifications

▪ Ms. Cohen has extensive executive experience, with a particular focus on the energy transition, and has held various board positions in both public and private companies.

▪ Masteres Specialises en Intelligence Economique et Management de Projects Complexes awarded by CERAM, France, International Project Management Association Certified Senior Project Manager, and BSc (Honours) Pure & Applied Chemistry from Queen’s University Belfast

Candidates for the Nomination Committee

Proposed re-elected as members

	Bjarte Bøe Member of the Nomination Committee Born 1957 Elected for the first time in 2021	Elaine Yew Wen Suen Member of the Nomination Committee Born 1967 Elected for the first time in 2021
Indenpendency assessment	Independent	Independent
Board commitees	▪ Nomination Committee	▪ Nomination Committee
Other appointments and board positions

▪ Hermitage Offshore, director

▪ Seadrill Ltd., board member

▪ Agera Venture, board member

▪ CMB, board member

▪ BW Offshore Limited, member of the nomination committee

▪ BW LPG Limited, member of the nomination committee

▪ BW Energy Limited, member of the nomination committtee

▪ Hafnia Limited, member of the nomination committee

▪ SEB Venture Capital, chair of the investment committee

▪ Tangent Initiave, chair

▪ Convent of the Holy Infant Jesus group of school in Singapore, board of governors

▪ Workforce Singapore, board member

▪ Women’s Forum Singapore, advisory board member

▪ Asia Advisory Board of Allianz, advisory board member

▪ The Majurity Trust, board member

▪ Board of trustees of the National University of Singapore, member

▪ Industry Advisory Board of NUS’ Centre for FutureReady Graduates, chair

▪ BW Offshore Limited, member of the nomination committee

▪ BW LPG Limited, member of the nomination committee

▪ BW Energy Limited, member of the nomination committtee

▪ Hafnia Limited, member of the nomination committee

Special qualifications	▪ Thirty years of experience in the finance industry, including Head of Shipping and Offshore Finance at SEB and Global Head of Investment Banking at SEB Stockholm

▪ Senior Partner in Egon Zehnder, one of the world’s largest executive search and talent strategy firms.

▪ Extensive experience in advicing on CEO development, top team effectiveness and orginasational culture.

Appendix 2

Remuneration policy
cadeler a/s

[(Adopted by the general meeting on 23 April 2024)]

1.	Introduction

This remuneration policy (the “Remuneration Policy”) for Cadeler A/S (the “Company”) has been prepared in accordance with sections 139 and 139(a) of the Danish Companies Act and sets out the framework for remuneration to members of the Company’s board of directors and executive management. The executive management means members of the executive management registered as such with the Danish Business Authority together with the Company’s executive leadership team.

2.	Purpose

The overall objective of the Remuneration Policy is to attract, motivate and retain qualified members to the board of directors and executive management as the Company’s future development and success is dependent on management performance.

The remuneration of the board of directors and the executive management shall be designed to support the strategic goals of the Company and to promote value creation for the benefit of the shareholders of the Company.

3.	Remuneration to the board of directors

The remuneration to members of the board of directors is designed to be able to attract and retain qualified members to the board of directors with the professional and personal competences necessary to ensure the development of the Company, including achievement of the short and long-term goals as well as ensuring the Company’s sustainability.

3.1	Fixed fee

Members of the board of directors receive a fixed annual base fee. The fee level is assessed each year taking into account market levels of listed companies comparable in size and complexity.

The chairman of the board of directors may receive an additional fixed fee for his/her extended duties of up to three times the fixed annual base fee and the vice chairman of the board of directors may receive an additional fixed fee for his/her extended duties of up to two times the fixed annual base fee.

All members of the board of directors who are also members of the committees established by the board of directors shall receive an additional fixed fee as remuneration for their committee work. Ordinary members of the Audit Committee, Remuneration Committee and Nomination Committee will receive a supplementary fee of up to 50% of the fixed annual base fee, and the Chairman of the Audit Committee, Remuneration Committee and Nomination Committee will receive a supplementary fee of up to 100% of the fixed annual base fee.

The Company may cover social duties and other taxes imposed on board members by foreign authorities in relation to the board fee received.

The Company may reimburse reasonable expenses incurred in connection with participation in board meetings, e.g. travel and accommodation expenses.

4.	remuneration to the executive management

Remuneration to members of the executive management shall be designed to support the Company’s short and long-term interests and sustainability. The board of directors believes that a remuneration package which includes a combination of fixed salary and incentives supports the Company’s development by ensuring that members of the executive management are incentivised to achieve both financial and operational goals while supporting the long-term sustainability and development of the Company.

4.1	Fixed fee

Members of the executive management receive an annual fixed salary. The fixed salary shall be competitive and reasonable compared to what is customary among relevant companies of the same size and complexity.

Members of the executive management may receive customary employee benefits, such as telephone, computer and internet, as well as other benefits, including company car. The value of such benefits may not exceed 50% of the fixed annual salary.

4.2	Variable remuneration

Members of the executive management may be eligible to receive an annual performance based bonus in cash, shares as well as other share-based incentives, such as stock options, restricted share units (“RSUs”), warrants and phantom shares.

The performance criteria shall be determined by the board of directors and may include both financial and non-financial targets related to the Company’s strategy and key performance indicators, which may include, but are not limited to, the Company’s health and safety record, EBITDA and the successful completion of projects, whether individually or collectively. The level of achievement of the financial targets may be determined through the Company’s results as presented in financial reports and achievement of non-financial targets may be assessed internally or by external assistance, as deemed relevant by the board of directors.

The maximum annual value of a cash bonus may not exceed 200% of the fixed annual salary at the time of grant. The maximum annual value of a share-based incentive grant may not exceed 200% of the fixed annual salary at the time of grant. The value at the time of grant shall be calculated using a recognized valuation method as determined by the board of directors.

The performance bonus shall be subject to the level of achievement of performance targets to be defined and set annually by the board of directors and comprising one or more financial years in the reference period. When defining the performance targets the board of directors shall take into account the plan’s overall purpose and anticipated effect in relation to the long-term sustainability and performance of the Company.

Where a performance bonus is to be paid in shares or other share-based incentives, the entitlement to shares shall be subject to a vesting period of at least 12 months and requirement of continuous service during the vesting period. Vesting may be subject to fulfilment of certain pre-defined criteria if determined by the board of directors. The exercise price, if any, shall be determined by the board of directors at the time of grant and may, if so decided, take place at par value or more. Details of the share-based bonus and relevant performance metrics for each grant will be set out in the annual Remuneration Report to the extent required by law.

The Company may buy back shares in order to cover its obligations in relation to the awarded rights to performance shares.

In cases, where the board of directors assesses that the issue or transfer of shares would have a materially adverse effect on the Company and/or the recipient, the board of directors may decide to satisfy a grant in cash.

4.3	Employee Retention Incentives

Where the board of directors deems it necessary to ensure the retention of specific expertise, cash or share-based incentives that are competitive and reasonable compared to what is customary among relevant companies of the same size and complexity, may be offered to employees, subject to requirements of continuous employment, satisfactory performance and a vesting period if the incentive is to be paid in shares.

4.4	Change of control provisions

The board of directors may where it deems it necessary and in the best interest of the Company enter into agreements with a member of the executive management providing for an extended notice period, increased compensation for termination and/or in case of change of control, and/or acceleration of vesting or exercise periods of share-based remuneration awarded to such member in case of a change of control of the Company. Change of control will be defined as a situation where either i) one or more shareholders obtains a controlling influence over the Company as defined in section 44 of the Danish Capital Markets Act, or ii) a transfer of all or the majority of the business activities carried out by the Company to a third party.

The agreed total termination notice period in case of a change of control cannot exceed 24 months. The agreed total compensation for termination and or/in case of a change of control cannot exceed 24 months salary (for the avoidance of doubt calculated including all compensation components).

4.5	Extraordinary awards

In order to achieve the overall purpose of this Remuneration Policy and serve the interests of the Company and its shareholders, the board of directors may in special circumstances decide to award members of board of directors and executive management or employees with a one-off bonus or other extraordinary variable remuneration. The value of such extraordinary award shall be determined by the board of directors, but may in no event exceed 100% of the fixed annual salary. Extraordinary awards shall be subject to clawback, cf. section 5 below.

5.	clawback

The Company has the option of reclaiming, in full or in part, granted incentive remuneration in certain situations, including where incentive remuneration was awarded or paid out on the basis of information which is subsequently proved to be incorrect.

Additionally, the Company shall recover erroneously awarded compensation from executives as described in section 10-d of the U.S. Securities Exchange Act of 1934.

6.	BOARD OF DIRECTORS’ and Executive management’s liability

It is the Company’s policy to take out D&O liability insurance on such terms and conditions as the Company considers appropriate from time to time. It is further the Company’s policy to supplement any D&O insurance with an indemnification scheme that allows for indemnification of current, former and future members of the Company’s board of directors and executive management.

Under the indemnification scheme the Company undertakes to indemnify and hold harmless each member of the board of directors and the executive management from and against losses including any costs, expenses and potential tax liabilities associated therewith incurred by such member of the board of directors or executive management and arising out of such person’s discharge of his/her duties as a board member or executive manager of the Company.

The indemnification scheme will cover claims arising out of circumstances or events having occurred after 23 April 2024 but no later than 30 June 2028.

The indemnification scheme is adopted to the individual board member or executive manager and no third party shall be entitled to rely on or derive any benefits from the indemnification scheme or have any recourse against the Company on account of the indemnification scheme.

Excluded from coverage under the indemnification scheme are losses etc., derived from:

(i)	Any claims if and to the extent covered by insurance take out by the Company, including any applicable D&O insurance, for the avoidance of doubt, it being understood that the indemnification scheme may also cover claims not covered in whole or in part by any such insurance;

(ii)	Any claims raised against a board member or executive manager arising out of such person’s wilful misconduct, gross negligence or improper acts or omissions (in Danish “utilbørlige dispositioner”);

(iii)	Any claims raised against a board member or executive manager by the Company or a subsidiary of the Company;

(iv)	Any sanctioned offence under applicable criminal law committed by a board member or executive manager, to the extent such losses, etc., constitute penal sanctions, including fines or related defence costs; and

(v)	Any other claims, if and to the extent it would be inconsistent with applicable law to offer the benefits of the indemnification scheme to the board member or executive manager.

The board of directors shall administer and implement the indemnification scheme, including by laying down the detailed terms and conditions and defining monetary thresholds and other limits to the scope of coverage, in each case consistent with the resolution approved by the general meeting on 23 April 2024. The individual board member or executive manager is covered by the indemnification scheme only to the extent provided for in such detailed terms and conditions communicated to the board member or executive manager. The board of directors is further authorised to take any decision in relation to the indemnification scheme. In this context, the board of directors may determine whether a claim is comprised by the indemnification scheme and/or refer such determination and/or any other specific decisions related to the indemnification scheme to a third-party expert.

7.	term and termination

Members of the board of directors are elected by the general meeting for a term of two years. Re-election may take place. Members of the board of directors are not entitled to separate payments in relation to their resignation from the board of directors.

Members of the executive management are employed on individual contracts, which are generally entered into on an indefinite term with a mutual right of termination. The notice period may be up to 6 months for the member of the executive management and up to 12 months for the Company. In case of termination, members of executive management may be entitled to a severance payment of up to 12 months’ total remuneration.

8.	Relationship to remuneration paid to the Company’s employees

In the preparation of this Remuneration Policy, the board of directors has taken into account the terms of employment for employees of the Company other than the members of the executive management and board of directors.

Taking into account the responsibility and the duties of member of the executive management and the board of directors, the board of directors find that there is an appropriate balance between the remuneration and employment terms of the members of the executive management and board of directors and remuneration and employment terms of the Company’s other employees.

9.	deviations

In order to ensure the long-term interests of the Company, the board of directors may in extraordinary circumstances deviate from this Remuneration Policy. Such deviations may include one-off bonuses (in excess of the limit imposed by section 4.5), changes to the relative proportion of the remuneration components, changes to the vesting and exercise period of incentive programmes as well as changes to the term and termination provisions of contracts entered into with members of the executive management.

Deviations are subject to prior approval of the board of directors and shall be described and motivated in the Company’s remuneration report.

10.	Approval process

The board of directors is responsible for preparing the Remuneration Policy which shall be approved by the general meeting. The Remuneration Policy will be reviewed by the board of directors at least once a year and updates to the Remuneration Policy will be proposed to the general meeting, if deemed relevant.

Any amendments to the Remuneration Policy shall be approved by the board of directors prior to being presented to the annual general meeting.

The Remuneration Policy shall be presented to the general meeting for approval at least every four years and upon any material amendments.

To avoid conflicts of interests, any remuneration paid to members of the board of directors shall be approved by the general meeting. Remuneration paid to members of executive management shall be approved by the board of directors and must comply with the principles of the Remuneration Policy.

11.	Remuneration report

To the extent required by law, the board of directors will prepare a remuneration report, which includes detailed information of remuneration paid to each member of the board of directors and the executive management.

The remuneration report shall be put up for an advisory vote at the annual general meeting.

-oOo-

[This Remuneration Policy has been approved by the general meeting on 23 April 2024 and is available on the Company’s website.]